Fund	Assets as of September 30, 2022	Minimum Bond Amount
Madison Funds	$2,110,879,548	$1,700,000
Ultra Series Fund	1,178,037,161	$1,250,000
Madison Covered Call & Equity Strategy Fund	134,177,425	$525,000
Total		$3,475,000
Total Amount of Joint Bond		$5,000,000